

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 4546

September 14, 2009

Via U.S. Mail and facsimile 818-879-6754

Mr. C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362-7300

Re: Dole Food Company, Inc. (the "Company")
Financial statements to be filed in Form S-1 registration statements
File No. 333-161345

Dear Mr. Carter:

We have received your most recent letter dated September 4, 2009 requesting this Division accept the Company's revised proposed financial statement presentation to be included in a registration statement filed on Form S-1. We understand that Westlake Wellbeing Properties, LLC ("Westlake") will no longer be transferred to a separate entity owned by David H. Murdock prior to effectiveness. As a result, the Company will be unable to exclude Westlake from the historical financial statements included in the registration statement.

In your most recent letter, you have requested that we not object to your conclusions that the Company is the predecessor entity with respect to the merger of DHM Holding Company ("Holdings") and will be the registrant for purposes of the requirements of Rules 3-01 and 3-02 of Regulation S-X. In addition, you propose to include the historical financial statements of Holdings under Rule 3-05 of Regulation S-X. You have also included your proposals as it relates to disclosures and presentation within certain sections of the registration statement.

We will not object to your conclusion that the Company is the predecessor entity and will be the registrant or to the inclusion of the Holdings historical financial statements under Rule 3-05 of Regulations S-X. However, as it relates to your proposed presentation of pro forma financial information in paragraph II.D(2)(a) of your letter, we believe that the pro forma financial information should separately reflect the acquisition of Holdings prior to effectiveness, and the planned transfer of Westlake, with the exception of the assumed debt, immediately prior to closing of the offering. While we have no objection to the general approach for other disclosures described in your letter, we intend to consider the other disclosures in conjunction with our review of the registration statement.

The staff's conclusion is based solely on the information included in your letter and in our teleconference on September 11, 2009. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant